SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 0-3319

Del Global Technologies Corp.

401(k) Plan

(Full title of the Plan)

Del Global Technologies Corporation

(Name of issuer of the securities held pursuant to the Plan)

One Commerce Park

Valhalla, NY 10595

(Address of principal executive office)

DEL GLOBAL TECHNOLOGIES CORP. 401(K) PLAN

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of

Del Global Technologies Corp. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Del Global Technologies Corp. 401(k) Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

February 24, 2003	/s/ Deloitte & Touche LLP
Deloitte & Touche LLP New York, NY

DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:
Investments, at fair value	$7,620,357	$8,503,720

Contributions:
Participant	55,960	61,380
Employer	—	100,000

Total receivables	55,960	161,380

LIABILITIES-
Accrued expenses and accounts payable (Note 2)	—	23,468

NET ASSETS AVAILABLE FOR BENEFITS	$7,676,317	$8,641,632

See notes to financial statements.

DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2001

ADDITIONS :	2001
Investment (loss) income:
Net depreciation in fair value of investments	$(532,941)
Interest and dividends	335,913
Other income	12,924

Net investment loss	(184,104)

Contributions:
Participant	756,738

Total additions	572,634

DEDUCTIONS:
Benefits paid to participants	1,543,254
Administrative expenses (Note 2)	(5,305)

Total deductions	1,537,949

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(965,315)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,641,632

End of year	$7,676,317

See notes to financial statements.

DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

YEAR ENDED DECEMBER 31, 2001

1. DESCRIPTION OF THE PLAN

The following summary of certain provisions of the Del Global Technologies Corp. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the summary Plan description and the Plan document for complete information.

General —The Plan is a Merrill Lynch prototype defined contribution plan covering all employees of Del Global Technologies Corp. (the “Company”) and participating subsidiaries (RFI Corporation, Dynarad Corp., Del Medical Systems Corp., Bertan High Voltage Corp., Del Medical Imaging Corp. and the Del Power Conversion Division) who have completed one-quarter year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On July 25, 2001, the Company’s Board of Directors appointed Thomas Gilboy, Walter Schneider, Ken Gavey, Chuck Meyer and Merrill Lynch Trust Company (“Merrill Lynch”) as Trustees of the Plan, replacing Leonard Trugman, Seymour Rubin, and David Engel. Merrill Lynch also serves as custodian of the Plan’s assets and executes all investment transactions.

Participant Contributions—Employees may elect to contribute to the Plan from 1% to 15% (in full percentage points) of their “before-tax” earnings, and from 1% to 10% (in full percentage points) of their “after tax” earnings, up to a maximum in accordance with Section 415(c) of the Internal Revenue Code and adjusted annually for inflation thereafter.

Employer Contributions—Under the Plan’s terms, the Company is not required to contribute to the Plan. The Company did not make a contribution to the plan for the 2001 plan year. The Company declared a cash contribution of $100,000 for the Plan year ended December 31, 2000.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses (see expenses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Withdrawals—Under the terms of the Plan, a participant may make a withdrawal for reasons of economic hardship before attaining age 59½. Upon attaining age 59½, participants may withdraw their entire account balance.

Vesting—Employee and rollover contributions are fully vested upon entering the Plan. Employer contributions vest at the following rates:

DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

YEAR ENDED DECEMBER 31, 2001

Years of Service	Vesting Percentage
Less than one	0%
One but less than two	20
Two but less than three	40
Three but less than four	60
Four but less than five	80
Five or more	100

Participant Loans—The Plan allows participants to borrow up to the lesser of $50,000 or 50% of the vested portion of their account balances, subject to certain restrictions. Loan terms range from 1-5 years except for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at market rates.

Forfeitures—Forfeited balances of terminated participants’ nonvested accounts are reallocated among remaining participants. At December 31, 2001, there were no forfeited nonvested accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan participants and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides various investment options. The Plan’s mutual funds invest in various securities including U.S. Government securities, corporate debt instruments, and corporate common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Benefits.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. The Merrill Lynch Retirement Preservation Trust which invests in benefit-responsive investment contracts is valued at contract value (cost plus accrued interest). For all other funds, quoted market prices are used to value investments. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Distributions to Plan participants are recorded when paid.

Expenses—Administrative expenses are either paid by the Plan and are allocated to each fund when paid or by the Plan Sponsor as provided in the Plan document. During plan year 2001, the Company decided to discontinue paying plan expenses from plan assets and as a result, reversed the remaining accrual balance from plan year 2000.

DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

YEAR ENDED DECEMBER 31, 2001

3. INVESTMENTS

The assets of the Plan, held by Merrill Lynch Trust, are invested in the following investment accounts: a guaranteed trust account, three diversified equity and fixed-income accounts, nine diversified common stock funds, and the Company’s common stock, at the discretion of the participant. The accounts are credited with actual earnings on the underlying investments and charged for Plan withdrawals.

The following investments represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2001 and 2000:

	2001	2000
Merrill Lynch Retirement Preservation Trust	$3,509,966	$3,995,002
AIM Value Fund	1,886,217	2,350,443
Merrill Lynch Basic Value Fund	616,537	644,821
Merrill Lynch Balanced Capital Fund	622,753	620,729
Delaware Group Capital Fund	397,875	—
MSF Emerging Growth Fund	—	546,929

During the year ended December 31, 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $532,941 as follows:

2001
Diversified equity and fixed income	$(573,334)
Common stocks	40,393

$(532,941)

The Merrill Lynch Retirement Preservation Trust primarily invests in investment contracts providing a guaranteed return on principal invested over a specified period. The crediting interest rate, which approximates the average yield as of December 31, 2001, was 6.07%. The investments are fully benefit responsive and are recorded at contract value, which equals principal plus accrued interest, and was determined to approximate fair value.

4. DEL GLOBAL TECHNOLOGIES CORP. LITIGATION

On December 11, 2000, the United States Securities and Exchange Commission (“SEC”) issued an Order Directing Private Investigation, designating SEC officers to take testimony and requiring the production of certain documents, in connection with matters giving rise to the need to restate the Company’s previously issued financial statements, specifically for the fiscal years 1997 through the third quarter of fiscal year 2000.

The Company reached an agreement in principle with the Staff of the SEC to settle the SEC’s claims against them for a settlement that will include a penalty of up to $400,000 and an injunction against future violations of the antifraud, periodic reporting, books and records and internal accounting control provisions of the federal securities laws. The proposed settlement may be subject to, among other things, any future restatement of historical financial statements for the Company or other material adjustments. However, management is not aware of any restatements or adjustments required with respect to its financial statements as filed. In addition, the proposed settlement will require approval by the Commission and approval by the Court. The Company can give no assurance that this proposed settlement will be approved by either the Commission or the Court.

DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

YEAR ENDED DECEMBER 31, 2001

A consolidated class action complaint against the Company, certain of its former officers and directors and its auditors was filed on February 16, 2001, in the United States District Court for the Southern District of New York (the “Court”) by certain of our shareholders. The complaint alleged violations of the federal securities laws and sought to recover damages on behalf of all purchasers of the Company’s Common Stock during the class period November 6, 1997 to November 6, 2000. The complaint sought rescission of the purchase of shares of the Company’s Common Stock, or alternatively, unspecified compensatory damages, along with costs and expenses including attorney’s fees.

On July 26, 2001, the Company and certain other defendants reached an agreement in principle to settle the complaint. Under the terms of the settlement, the Company provided the plaintiffs: (i) a $2 million subordinated note due five years from the date of issuance with interest in arrears accrued at 6% per annum; (ii) 2.5 million shares of the Company’s common stock; and (iii) 1 million warrants to purchase the Company’s common stock at $2.00 per share. The warrants are callable by the Company at $0.25 per warrant if the Company’s common stock trades at $4 per share for 10 consecutive trading days. This settlement was approved by the U.S. District Court for the Southern District of New York in January 29, 2002. It will be necessary for the Company to register the common stock underlying these warrants before it can allow for the exercise of these warrants.

Management of the Company believes the terms of the agreement in principle provide a reasonable basis to estimate the fair value of the Company’s portion of the settlement as of July 28, 2001, and, accordingly, recorded a charge of $9,759,000 in fiscal year 2001. This amount was calculated using a discount factor of 12% to present value the subordinated note, the per share price of $1.50 that was the closing price of the Company’s stock in over the counter market on July 28, 2001, and, an option pricing model to value warrants. Also included in the charge were legal and other specialized fees paid through July 2001 of $3,572,000 and an accrual for legal and related fees incurred in fiscal year 2002 of $821,000.

When the Court approved the class action settlement on January 29, 2002, and opportunities expired on March 21, 2002, all uncertainty regarding the final value of the securities issued by the Company in the settlement had been eliminated. Therefore, in the third quarter of fiscal year 2002, the Company recognized an additional charge related to the increase in the value of securities issued. This additional charge was approximately $7,050,000.

5. PARTY-IN-INTEREST

A portion of the Plan’s investments are shares in funds managed by Merrill Lynch Trust Company (“Merrill Lynch”). Merrill Lynch is the custodian of these investments as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

YEAR ENDED DECEMBER 31, 2001

6. TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, in the event of Plan termination, participants will become 100% vested in their accounts and the assets of the Plan shall be distributed to participants and beneficiaries based on their individual accounts as of the termination date.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated June 21, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

8.     SUBSEQUENT EVENT

Effective February 3, 2003, the Plan changed its trustee and recordkeeper from Merrill Lynch Trust Company to ING Life Insurance and Annuity Company.

******

SUPPLEMENTAL SCHEDULE

DEL GLOBAL TECHNOLOGIES CORP.                     EIN-13-17684203 PN-001

401 (K) PLAN

Form 5500 Schedule H, Part IV Schedule of Assets Held for Investment Purposes

At End of Year as of December 31, 2001

Description	Number of Units/Shares	Current Value
COMMON TRUST:
Merrill Lynch Retirement Preservation Trust **	3,509,966	$3,509,966

MUTUAL FUNDS:
AIM Value Fund	173,525	1,886,217
Merrill Lynch Basic Value Fund**	21,122	616,537
Merrill Lynch Global Allocation Fund**	8,525	109,379
Merrill Lynch Balanced Capital Fund**	23,350	622,753
Merrill Lynch Fundamental Growth Fund**	2,677	47,815
Alger Capital Appreciation Retirement Portfolio	3,945	50,768
Delaware Group Capital Fund	21,345	397,874
ING Pilgrim Mid Cap Growth Fund	2,462	30,923
ING Pilgrim Worldwide Growth Fund	1,016	16,987
Oppenheimer Global Growth & Income Fund	2,510	56,695
John Hancock Small Cap Growth Fund	1,596	15,686

COMMON STOCK:
Del Global Technologies Corp. Common Stock	37,238	96,819

**PARTICIPANT LOAN FUNDS *
Other	158,401	161,938

TOTAL		$7,620,357

* Maturing 2001 to 2006 at interest rates of 8.0% to 10.0%
** Permitted party-in interest

SIGNATURE

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Del Global Technologies Corp. 401(k) Plan

Date: May 12, 2003	By:	/s/ Thomas V. Gilboy
Thomas V Gilboy Chief Financial Officer Plan Trustee Del Global Technologies Corp. 401(k) Plan